FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 15 May 2025

HSBC HOLDINGS PLC
NOTICE OF REDEMPTION

To the holders of:

CHF175,000,000 1.805% Notes due 2026 (ISIN: CH1187520494)
(the 'Notes')

Notice is hereby irrevocably given to the holders of the Notes (the 'Noteholders') that, pursuant to Condition 6(c) (Redemption at the Option of the Issuer) of the terms and conditions of the Notes and paragraph 16 (Issuer's optional redemption (Call): (Condition 6(c))) of Part A to the pricing supplement dated 30 May 2022 relating to the Notes (the 'Pricing Supplement'), on 1 June 2025 (the 'Redemption Date') HSBC Holdings plc will exercise its option to redeem all of the outstanding Notes at CHF200,000 per Calculation Amount (as defined in the Pricing Supplement), together with accrued but unpaid interest from (and including) 1 June 2024 to (but excluding) the Redemption Date. As the Redemption Date is not a Relevant Financial Centre Day (as defined in the terms and conditions of the Notes and as set out in the Pricing Supplement), pursuant to Condition 8 (Payments) of the terms and conditions of the Notes, the redemption of the Notes will in practice be completed on the next day which is a Relevant Financial Centre Day (which is expected to be 2 June 2025) and no further payment on account of interest or otherwise shall be due in respect of such postponed payment as set out in Condition 8 (Payments).

Noteholders should look to SIX SIS AG, the clearing system through which their Notes are held, for repayment.

The last day of trading of the Notes on the SIX Swiss Exchange AG will be 28 May 2025.

Investor enquiries to:
Greg Case                            +44 (0) 20 7992 3825                   investorrelations@hsbc.com

Media enquiries to:
Press Office                          +44 (0) 20 7991 8096                   pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 58 countries and territories. With assets of US$3,054bn at 31 March 2025, HSBC is one of the world's largest banking and financial services organisations.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act'), or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, US persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 15 May 2025